15045416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 0 2015
Washington DC
124

SEC FILE NUMBER
8-67681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DuPont Capital Management Marketing Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Righter Parkway, Suite 3200
(No. and Street)

Wilmington	**Delaware**	**19803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Macedo **302.477.6076**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Ste. 1700	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
··· Public Accountant
··· Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DuPont Capital Management Marketing Corporation

(a wholly-owned subsidiary of DuPont Capital Management Corporation)

Statement of Financial Condition
December 31, 2014

Filed Pursuant To Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Index

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of DuPont Capital Management Marketing Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DuPont Capital Management Marketing Corporation at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 11, 2015

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330-3300, www.pwc.com/us

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	564,028
Receivable from affiliates		11,863
Other assets		32,320
Noncurrent deferred taxes (net of $97,053 valuation allowance)		-
Total Assets	$	608,211
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	28,738
Total Liabilities		28,738
Stockholder's Equity		
Common Stock, $.001 par value; 1,000 shares authorized, issued, and outstanding	$	1
Additional paid-in capital		1,301,999
Accumulated deficit		(722,527)
Total Stockholder's Equity		579,473
Total Liabilities and Stockholder's Equity	$	608,211

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly-owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC.

The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007. In April 2011, FINRA granted the Company's application for continuance in membership to include mutual fund wholesaling and mutual fund retailing in addition to its private placement of private investment funds for which DCM serves as investment manager.

The Company's sole business is to provide mutual fund wholesaling, mutual fund retailing and private placement agent services to its parent company, DCM.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated independently of its parent company. DCM plans to maintain the Company's net capital until the Company's operations become viable and self-sustaining.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consists of a highly liquid investment in a U.S. Treasury money market fund.

Other Assets

Other assets represent deposits the Company has made to its FINRA daily account and fees paid to FINRA for the 2015 calendar year.

Receivable from Affiliates

Receivable from affiliates represents the Company's accrued receivable for amounts due from DCM under revenue sharing and placement agency agreements and tax liabilities settled with its ultimate parent company, E.I. du Pont de Nemours and Company ("DuPont Company"), partially offset by liabilities for costs under an expense sharing agreement (including reimbursement of wholesaling and private placement commissions).

Income Taxes

The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return. DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in Accounting Standards Codification (ASC) 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. It is DuPont Company's practice to annually settle federal income tax

accruals with its subsidiaries. In absence of DuPont Company's settlement practice, the Company may not be able to realize tax benefits in whole or in part.

The Company has a noncurrent deferred tax asset for state income taxes as a result of net operating losses being carried forward. A valuation allowance has been recorded to fully offset this noncurrent deferred tax asset as it is not reasonably certain such benefit will be utilized. Utilization of the net operating losses is dependent on generating future taxable income. Net operating loss carryforwards begin expiring in the 2029 tax year.

As of December 31, 2014, the Company has a current federal tax liability of $1,117 included in Receivable from affiliates as an offset to a receivable of $31,545 for prior year taxes being settled by DuPont Company with DCM (see Note 4).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2014. Actual results could differ from those estimates.

3. Related Party Transactions

The Company is compensated for providing wholesaling services to DCM in accordance with a revenue sharing agreement. As of December 31, 2014, a receivable of $136,200 is included in Receivable from affiliates.

Under the terms of a placement agent agreement, the Company provides marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. As of December 31, 2014, such receivables were settled with DCM.

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. In addition, the Company bears the cost of commissions payable to registered representatives in connection with sales of interests in the private equity funds for the first 36 months of each fund's operation. As of December 31, 2014, a liability of $154,765 (including accrued commissions payable) is included as a reduction of the amount in Receivable from affiliates.

Services provided under the expense sharing agreement include; Salaries and benefits for DCM employees to the extent they provide support to the Company; Systems operations and development; Occupancy expenses; Corporate allocations including payroll, human resources and business continuity; and Other expenses including operating supplies, telecommunications, travel, training, publications and miscellaneous costs.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return (see Note 2). The DuPont

Company allocates current and deferred federal income tax expense/benefit according to the principles described in ASC 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. During 2014, the company utilized $3,191 of its net operating loss carryforward for state income tax. This resulted in a $278 reduction of the deferred tax asset and valuation allowance for the year. As of December 31, 2014, deferred tax assets are as follows:

Noncurrent Deferred Tax Assets:	
State tax loss carryforwards	$ 97,053
Valuation allowance	(97,053)
Net noncurrent deferred tax assets	$ -

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DuPont Company consolidated tax returns would be sustained. The DuPont Company's taxable years 2004 to current remain subject to examination by the Internal Revenue Service.

5. Concentrations

The financial instrument that potentially subjects the Company to a concentration of credit risk is a money market fund, which is not federally insured. Management of the Company believes it has adequately mitigated its concentration risk by only investing in or through a major financial institution.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2014, the Company had net capital of $524,009 which was $519,009 in excess of its requirement of $5,000. The Company's net capital ratio was .05 to 1. The Company is claiming exemption from reserve calculations under rule 15c3-3(k)(2)(i).

7. Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2: Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other mean.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's Cash and Cash Equivalents include investments that are quoted daily. The Company's policy for determining the timing of transfers between Levels in the fair value hierarchy is the end of the reporting period. There were no transfers between Level 1 and Level 2 during the period. The fair value measurement at December 31, 2014, is summarized by the following levels:

	Level 1	Level 2	Level 3
Cash equivalents	$ 564,028	$ -	$ -

8. Contingencies

In the normal course of business, the Company may provide general indemnifications pursuant to certain contracts and organizational documents. The Company is subject to regulatory examinations and inquiries. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA and state securities regulators. The Company's maximum exposure is dependent on future claims that may be made against it and, therefore, cannot be estimated. However, based on experience, the Company expects any risk of liability associated with such claims to be remote.

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in liability.

9. Subsequent Events

Through February 11, 2015, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the statement of financial condition at December 31, 2014.

pwc

SEC
Mail Processing
Section

FEB 2 0 2015

Washington, DC
124

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
DuPont Capital Management Marketing Corporation

We have reviewed DuPont Capital Management Marketing Corporation's assertions, included in the accompanying DuPont Capital Management Marketing Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 11, 2015

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330-3300, www.pwc.com/us

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Exemption Report

DuPont Capital Management Marketing Corporation's Exemption Report

DuPont Capital Management Marketing Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i), and
(2) the Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

DuPont Capital Management Marketing Corporation

I, John R. Macedo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial and Operations Principal

February 11, 2015

Report of Independent Accountants

To the Board of Directors of DuPont Capital Management Marketing Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of DuPont Capital Management Marketing Corporation (the "Company") for the year ended December 31, 2014, which were agreed to by DuPont Capital Management Marketing Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating DuPont Capital Management Marketing Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for DuPont Capital Management Marketing Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   The payment made on July 7, 2014 in the amount of $1,006 agreed to line 2B. The payment agreed to check #1039, dated July 7, 2014 for $1,006 and was reflected in the Company's July money market account statement. No differences were noted.

   The payment made on January 26, 2015 in the amount of $428 agreed to line 2F. The payment agreed to check #1044, dated January 26, 2015 for $428. No differences were noted.

2. Compared the Total Revenue amount reported on the Statement of Operations, page 3, of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $573,520 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014. No differences were noted.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $573,520 and $1,434, respectively of the Form SIPC-7. No differences were noted.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330-3300, www.pwc.com/us

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We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of DuPont Capital Management Marketing Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 11, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DuPont Capital Management Marketing Corporation
Delaware Corporate Ctr
1 Righter Pkwy, Suite 3200
Wilmington, DE 19803-1510
067681 FINRA Dec

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Jamison 302.477.6060

2. A.	General Assessment (item 2e from page 2)		$ 1,434
B.	Less payment made with SIPC-6 filed (exclude interest) July 7, 2014 (Date Paid)		(1,006)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		428
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 428
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 428	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DuPont Capital Management Marketing Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 26th day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 573,520

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 573,520

2e. General Assessment @ .0025 $ 1,434

(to page 1, line 2.A.)